

July 10, 2013

Via Secure E-mail
James M. Travers, CEO
FleetMatics USA LLC
70 Walnut Street, 2nd Floor
Wellesley Hills, MA 02481

**Re: FleetMatics Group Limited
Registration Statement on Form F-1
Filed June 28, 2013
File No. 333-189699
Form 20-F
Filed March 29, 2013
File No. 001-35678**

Dear Mr. Travers:

We have limited our review of the filings identified above to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form F-1

Market Price of Our Ordinary Shares, page 39

1.   Please revise this section to disclose the percentage of your ordinary shares held in the U.S. Refer to Item 4.a of Form F-1 and Item 7.A.2 of Form 20-F.

Form 20-F

2.   We note you have not disclosed the conclusion of your principal officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report as required by Item 15(a) of Form 20-F. Please revise your filing to provide this information or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Joseph C. Theis Jr., Esq.
        Goodwin Proctor LLP